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                             January 18, 2024

       Tuvia Barlev
       Chief Executive Officer
       ACTELIS NETWORKS INC
       4039 Clipper Court
       Fremont, California 94538

                                                        Re: ACTELIS NETWORKS
INC
                                                            Registration
Statement on Form S-1
                                                            Filed January 8,
2024
                                                            File No. 333-276425

       Dear Tuvia Barlev:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed January 8, 2024

       General

   1. Please update your executive compensation for the fiscal year ended December 31, 2023.
   2. We note that you incorporate information by reference into your registration statement.
                                                        However, since you have
not filed your Form 10-K for the fiscal year ended December 31,
                                                        2023, you are not
eligible to incorporate by reference. See General Instruction VII.C of
                                                        Form S-1. Please amend
the registration statement to include all of the disclosure required by Form S-1, or in the
alternative, file your Form 10-K for the fiscal year ended December
                                                        31, 2023, and update
this section accordingly.
 Tuvia Barlev
FirstName  LastNameTuvia Barlev
ACTELIS NETWORKS       INC
Comapany
January 18,NameACTELIS
            2024         NETWORKS INC
January
Page 2 18, 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing